

Mail Stop 4561

March 1, 2017

Robert Leng
Chief Executive Officer
Universal Power Industry Corporation
1385 Broadway, Suite 603A
New York, NY 10018

   **Re:**  **Universal Power Industry Corporation**
      **Form 8-K**
      **Filed August 8, 2016, as amended August 23, 2016**
      **File No. 000-55381**

Dear Mr. Leng:

   We issued comments to you on the above captioned filing on December 1, 2016**.** As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to provide a complete, substantive response to these comments by March 13, 2017.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

             Sincerely,

             /s/ Katherine Wray

             Katherine Wray
             Attorney-Advisor
             Office of Information Technologies
             and Services